SUB-ITEM 77I: TERMS OF NEW OR AMENDED SECURITIES
MORGAN STANLEY NATURAL RESOURCES DEVELOPMENT SECURITIES INC.

Redesignation of Class D Shares to Class I Shares

Pursuant to the Registrant's Declaration of Trust, the Trustees of the Registrant approved the redesignation of Class D Shares to Class I Shares, effective as of March 31,
2008. The rights of the holders of such Shares have not been effected by this redesignation.